UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 600,997,978*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 600,997,978*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,997,978*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.5%**
14	Type of Reporting Person CO

*	This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021, (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 36,452
	8	Shared Voting Power 604,611,424*
	9	Sole Dispositive Power 36,452
	10	Shared Dispositive Power 604,611,424*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 604,647,876*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.9%**
14	Type of Reporting Person CO

*	This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021, (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,613,446*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,613,446*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%**
14	Type of Reporting Person PN

*	Partners Value Investments LP has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc.

**	Based on a total of 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 40,048,497*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 40,048,497*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,048,497*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%**
14	Type of Reporting Person CO

*	This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 26,100,760 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,036,315*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,036,315*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,315*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%**
14	Type of Reporting Person OO

*	Represents shares of Class A Stock of Brookfield Property REIT Inc.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,702,050*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,702,050*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.0%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 53,702,050 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,331,926*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,331,926*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%**
14	Type of Reporting Person CO

*	This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 1,906,781 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 60,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,781,724*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,781,724*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 15,781,724 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 51,419,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,419,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 51,419,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS IV L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,319,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,319,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 60,319,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH NEW HLP HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,715,912*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,715,912*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,715,912*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.1%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 18,715,912 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 50,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.3%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 50,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,387,345*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,387,345*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 8,387,345 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 71,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 71,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.0%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 71,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.0%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 9,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY (2013) CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 720,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 720,064
11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person CO

*	Based on a total of 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ENGLAND AND WALES
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 75,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 75,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%*
14	Type of Reporting Person PN

*	Based on a total of 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH SUB INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 22,713,516
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,713,516
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,713,516
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%*
14	Type of Reporting Person CO

*	Based on a total of 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD US HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 69,250,545*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 69,250,545*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.0%*
14	Type of Reporting Person CO

*	This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.

**

Based on a total of (1) 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021 and (2) 25,032,269 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGUSH NEW SUBCO LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 28,762,898
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,762,898
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,762,898
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.6%*
14	Type of Reporting Person PN

*	Based on a total of 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,519,641
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,519,641
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,519,641
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%*
14	Type of Reporting Person PN

*	Based on a total of 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,376,929
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,376,929
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,376,929
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.1%*
14	Type of Reporting Person PN

*	Based on a total of 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,837,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,837,440
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,837,440
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%*
14	Type of Reporting Person PN

*	Based on a total of 436,155,818 limited partnership units of the Issuer issued and outstanding as of April 1, 2021.

EXPLANATORY NOTE

This Amendment No. 16 to Schedule 13D (this “Amendment No. 16”) is being filed with respect to the limited partnership units (the “Units”) of Brookfield Property Partners L.P. (the “Issuer” or “BPY”).

Information reported and defined terms used in the original Schedule 13D, as amended to the date hereof (this “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment No. 16.

3. Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the following information:

The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to add the following:

On April 1, 2021, Brookfield Asset Management Inc. (“BAM”) announced the entry into a definitive agreement (the “Arrangement Agreement”) for BAM to acquire all of the issued and outstanding Units, other than those Units currently held by BAM and its affiliates, at a value of $18.17 per Unit, to be completed by way of an Ontario court-approved plan of arrangement (“Arrangement”, and the transactions contemplated thereby, the “Transactions”). The Transactions represent total consideration of $6.5 billion payable to the holders of Units other than BAM and its affiliates (such holders, “public Unitholders”).

In the Transactions, subject to pro-ration, holders of Units will have the ability to elect to receive, per Unit, $18.17 in cash, 0.3979 of a BAM class A limited voting share (“BAM Shares”), or 0.7268 of a BPY preferred unit with a liquidation preference of $25.00 per unit. Pro-ration will be based on a maximum cash consideration of approximately 50% of the total value of the Units ($3.27 billion in total cash payable to public Unitholders), a maximum amount of BAM Shares equal to approximately 42% of the total value of the Units (59.3 million BAM Shares payable to public unitholders), and a maximum amount of BPY preferred units with a liquidation value of approximately 8% of the total value of the Units ($500 million in liquidation preference of BPY preferred units payable to public unitholders).

If public unitholders collectively elect to receive in excess of $500 million in liquidation preference of BPY preferred units, the amount of BPY preferred units can increase to a maximum of $1.0 billion in liquidation preference, offset against the maximum amount of BAM Shares. The maximum amount of cash consideration would not be affected.

Any holders of the Class A stock of Brookfield Property REIT Inc. (“BPYU”) that do not exchange their shares of BPYU Class A stock for Units prior to the election deadline will receive at closing of the Transactions, in accordance with the terms of the BPYU charter, the same per share consideration as will be received by holders of Units who have not made an election, being a combination of approximately 50% cash, 42% BAM Shares and 8% BPY preferred units (subject to proration). The aggregate consideration of $6.5 billion payable to holders of Units in the Transactions includes the amount payable to the public holders of shares of BPYU Class A stock and the Transactions will not be subject to a vote of holders of shares of BPYU Class A stock.

The holders of exchangeable limited partnership units of Brookfield Office Property Exchange LP will also be entitled to make the same elections that can be made by holders of Units in the Transactions. Any holder who does not make an election to participate will have his or her units redeemed prior to closing of the Transactions and will receive the same default consideration as holders of Units.

BAM is not proposing to acquire other securities of BPY and its subsidiaries in the Transactions, which are expected to remain outstanding.

Following approval of the Arrangement and the Transactions by holders of Units, it is expected that the BPYU 6.375% Series A Cumulative Redeemable Preferred stock will be redeemed at its par value of $25.00 per share, plus any accrued and unpaid dividends, at or around the closing of the Arrangement.

The Transactions are subject to approval by a majority of the public Unitholders, in addition to other customary closing conditions including the approval of the Ontario Superior Court of Justice. Assuming these conditions are met, the Arrangement is expected to close in the third quarter of 2021. A copy of the Arrangement Agreement is attached hereto as Exhibit 14.

On April 1, 2021, BAM issued a press release (the “Press Release”) announcing the Transactions, a copy of which is attached hereto as Exhibit 15.

The Reporting Persons and their affiliates may at any time, or from time to time, acquire additional Units or dispose of their Units; or seek to change the terms of the Transactions, including the price, form of consideration, conditions, or scope of the transaction.

Other than as described above and in the Arrangement Agreement, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they and their affiliates reserve the right to formulate such plans or proposals in the future. If the Transactions are not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D. The foregoing descriptions of the Arrangement Agreement and the Press Release do not purport to be complete and are qualified in their entirety by reference to the Arrangement Agreement and the Press Release, respectively, filed herewith.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

7. Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

Exhibit 15. Arrangement Agreement, dated March 31, 2021.

Exhibit 16. Press Release, dated April 1, 2021.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2021

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Senior Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Senior Vice President and General Counsel

BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGH NEW HLP HOLDINGS LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGUSH NEW SUBCO LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPY (2013) CORP.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
Name: Philippa Elder
Title: Director and Secretary

BPGH SUB INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Vice President and Secretary

BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (A) SIB GP LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Secretary

BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (Q) SIB GP LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Secretary

BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (K) GP LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Secretary

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Brett Fox
Name: Brett Fox
Title: Managing Partner